UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eros International Plc

(Name of Issuer)

A Ordinary Shares, par value British pound sterling 0.30 per share (“A Shares”)

(Title of Class of Securities)

G3788M114

(CUSIP Number)

July 9, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3788M114	Page 2 of 16

1	Names of reporting persons Temasek Holdings (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,946,801*
	7	Sole dispositive power 0
	8	Shared dispositive power 3,946,801*
9	Aggregate amount beneficially owned by each reporting person 3,946,801*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 13.07%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 30,194,340 A Shares reported as outstanding immediately after the offering by Eros International Plc in its prospectus dated July 9, 2014 and filed with the Securities and Exchange Commission (“SEC”) on July 11, 2014.

CUSIP No. G3788M114	Page 3 of 16

1	Names of reporting persons Fullerton (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 2,600,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 2,600,000*
9	Aggregate amount beneficially owned by each reporting person 2,600,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.61%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 30,194,340 A Shares reported as outstanding immediately after the offering by Eros International Plc in its prospectus dated July 9, 2014 and filed with the SEC on July 11, 2014.

CUSIP No. G3788M114	Page 4 of 16

1	Names of reporting persons Temasek Fullerton Alpha Pte. Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 2,600,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 2,600,000*
9	Aggregate amount beneficially owned by each reporting person 2,600,000*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.61%**
12	Type of reporting person (see instructions) CO

*	See Item 4 of this Schedule.
**	Based on 30,194,340 A Shares reported as outstanding immediately after the offering by Eros International Plc in its prospectus dated July 9, 2014 and filed with the SEC on July 11, 2014.

CUSIP No. G3788M114	Page 5 of 16

1	Names of reporting persons Temasek Capital (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 1,346,801*
	7	Sole dispositive power 0
	8	Shared dispositive power 1,346,801*
9	Aggregate amount beneficially owned by each reporting person 1,346,801*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.46%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 30,194,340 A Shares reported as outstanding immediately after the offering by Eros International Plc in its prospectus dated July 9, 2014 and filed with the SEC on July 11, 2014.

CUSIP No. G3788M114	Page 6 of 16

1	Names of reporting persons Seletar Investments Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 1,346,801*
	7	Sole dispositive power 0
	8	Shared dispositive power 1,346,801*
9	Aggregate amount beneficially owned by each reporting person 1,346,801*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.46%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 30,194,340 A Shares reported as outstanding immediately after the offering by Eros International Plc in its prospectus dated July 9, 2014 and filed with the SEC on July 11, 2014.

CUSIP No. G3788M114	Page 7 of 16

1	Names of reporting persons Dunearn Investments (Mauritius) Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Mauritius
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 1,346,801*
	7	Sole dispositive power 0
	8	Shared dispositive power 1,346,801*
9	Aggregate amount beneficially owned by each reporting person 1,346,801*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.46%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 30,194,340 A Shares reported as outstanding immediately after the offering by Eros International Plc in its prospectus dated July 9, 2014 and filed with the SEC on July 11, 2014.

CUSIP No. G3788M114	Page 8 of 16

1	Names of reporting persons Northbrooks Investments (Mauritius) Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Mauritius
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 1,346,801*
	7	Sole dispositive power 0
	8	Shared dispositive power 1,346,801*
9	Aggregate amount beneficially owned by each reporting person 1,346,801*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 4.46%**
12	Type of reporting person (see instructions) CO

*	See Item 4 of this Schedule.
**	Based on 30,194,340 A Shares reported as outstanding immediately after the offering by Eros International Plc in its prospectus dated July 9, 2014 and filed with the SEC on July 11, 2014.

Item 1(a).	Name of Issuer:

Eros International Plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

550 County Avenue

Secaucus, New Jersey 07094

United States of America

Item 2(a).	Name of Person Filing:

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).

(ii)	Fullerton (Private) Limited (“FPL”), a wholly-owned subsidiary of Temasek Holdings.

(iii)	Temasek Fullerton Alpha Pte. Ltd. (“TFAPL”), a wholly-owned subsidiary of FPL.

(iv)	Temasek Capital (Private) Limited (“Temasek Capital”), a wholly-owned subsidiary of Temasek Holdings.

(v)	Seletar Investments Pte Ltd (“Seletar”), a wholly-owned subsidiary of Temasek Capital.

(vi)	Dunearn Investments (Mauritius) Pte Ltd (“Dunearn”), a wholly-owned subsidiary of Seletar.

(vii)	Northbrooks Investments (Mauritius) Pte Ltd (“Northbrooks”), a wholly-owned subsidiary of Dunearn.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	60B Orchard Road

#06-18

Tower 2, The Atrium@Orchard

Singapore 238891

(ii)	60B Orchard Road

#06-18

Tower 2, The Atrium@Orchard

Singapore 238891

(iii)	60B Orchard Road

#06-18

Tower 2, The Atrium@Orchard

Singapore 238891

(iv)	60B Orchard Road

#06-18

Tower 2, The Atrium@Orchard

Singapore 238891

(v)	60B Orchard Road

#06-18

Tower 2, The Atrium@Orchard

Singapore 238891

(vi)	5th Floor, Les Cascades, Edith Cavell Street

Port Louis

Republic of Mauritius

(vii)	5th Floor, Les Cascades, Edith Cavell Street

Port Louis

Republic of Mauritius

Item 2(c).	Citizenship:

(i)	Singapore

(ii)	Singapore

(iii)	Singapore

(iv)	Singapore

(v)	Singapore

(vi)	Mauritius

(vii)	Mauritius

Item 2(d).	Title of Class of Securities:

A Ordinary Shares, par value British pound sterling 0.30 per share

Item 2(e).	CUSIP Number:

G3788M114

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

2,600,000 A Shares are held in a unit trust and beneficially owned by TFAPL, as the sole unitholder and sponsor of the unit trust. TFAPL is wholly-owned by FPL. Therefore, FPL may be deemed to beneficially own the 2,600,000 A Shares held in the unit trust.

1,346,801 A Shares are held by Northbrooks. Northbrooks is wholly-owned by Dunearn, which in turn is wholly-owned by Seletar. Seletar is wholly-owned by Temasek Capital. Therefore, each of Dunearn, Seletar and Temasek Capital may be deemed to beneficially own the 1,346,801 A Shares held by Northbrooks.

FPL and Temasek Capital are wholly-owned by Temasek Holdings. Therefore, Temasek Holdings may be deemed to beneficially own the 3,946,801 A Shares deemed to be beneficially owned in aggregate by FPL and Temasek Capital.

(b)	Percent of class:

The 2,600,000 A Shares held in the unit trust that is beneficially owned by TFAPL constitute approximately 8.61% of the A Shares outstanding.

The A Shares that may be deemed to be beneficially owned by FPL constitute approximately 8.61% of the A Shares outstanding.

The 1,346,801 A Shares held by Northbrooks constitute approximately 4.46% of the A Shares outstanding.

The A Shares that may be deemed to be beneficially owned by each of Dunearn, Seletar and Temasek Capital constitute approximately 4.46% of the A Shares outstanding.

The A Shares that may be deemed to be beneficially owned by Temasek Holdings, in the aggregate, constitute approximately 13.07% of the A Shares outstanding.

All percentage calculations in this Schedule are based on 30,194,340 A Shares reported as outstanding immediately after the offering by Eros International Plc in its prospectus dated July 9, 2014 and filed with the SEC on July 11, 2014.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote:

Temasek Holdings: 3,946,801.

FPL: 2,600,000.

TFAPL: 2,600,000.

Temasek Capital: 1,346,801.

Seletar: 1,346,801.

Dunearn: 1,346,801.

Northbrooks: 1,346,801.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:

Temasek Holdings: 3,946,801.

FPL: 2,600,000.

TFAPL: 2,600,000.

Temasek Capital: 1,346,801.

Seletar: 1,346,801.

Dunearn: 1,346,801.

Northbrooks: 1,346,801.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2014	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Authorized Signatory

Dated: July 14, 2014	FULLERTON (PRIVATE) LIMITED

	By:	/s/ Khoo Ken Hui
		Name:	Khoo Ken Hui
		Title:	Director

Dated: July 14, 2014	TEMASEK FULLERTON ALPHA PTE. LTD.

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Director

Dated: July 14, 2014	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Chan Chye Y’Nee Charina
		Name:	Chan Chye Y’Nee Charina
		Title:	Director

Dated: July 14, 2014	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Git Oi Chee
		Name:	Git Oi Chee
		Title:	Director

Dated: July 14, 2014	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

Dated: July 14, 2014	NORTHBROOKS INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated July 14, 2014, among Temasek Holdings (Private) Limited, Fullerton (Private) Limited, Temasek Fullerton Alpha Pte. Ltd., Temasek Capital (Private) Limited, Seletar Investments Pte Ltd, Dunearn Investments (Mauritius) Pte Ltd and Northbrooks Investments (Mauritius) Pte Ltd.

Exhibit A

JOINT FILING AGREEMENT

We, the signatories of this Statement on Schedule 13G to which this Agreement is attached, hereby agree that such Statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: July 14, 2014	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Authorized Signatory

Dated: July 14, 2014	FULLERTON (PRIVATE) LIMITED

	By:	/s/ Khoo Ken Hui
		Name:	Khoo Ken Hui
		Title:	Director

Dated: July 14, 2014	TEMASEK FULLERTON ALPHA PTE. LTD.

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Director

Dated: July 14, 2014	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Chan Chye Y’Nee Charina
		Name:	Chan Chye Y’Nee Charina
		Title:	Director

Dated: July 14, 2014	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Git Oi Chee
		Name:	Git Oi Chee
		Title:	Director

Dated: July 14, 2014	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director

Dated: July 14, 2014	NORTHBROOKS INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
		Name:	Rooksana Shahabally
		Title:	Director